May 4, 2012

Via EDGAR Filing

Mr. Tom Kluck

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE,

Washington, DC 20549

Re:	W. P. Carey Inc.

Registration Statement on Form S-4

Filed March 23, 2012

File No. 333-180328

Dear Mr. Kluck:

This letter is submitted on behalf of W. P. Carey Inc. (“W. P. Carey Inc.”), W. P. Carey & Co. LLC (“W. P. Carey”) and Corporate Property Associates 15 Incorporated (“CPA®:15”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter (the “Comment Letter”) dated April 23, 2012. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter. For your convenience, your comments have been reproduced in italics below, together with the responses. Capitalized terms used and not defined herein have the meanings given to such terms in the Registration Statement on Form S-4 (File No. 333-180328) (the “Joint Proxy Statement/Prospectus”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Joint Proxy Statement/Prospectus (“Amendment No. 1”). For your convenience, we will hand deliver three full copies of Amendment No. 1 as well as three copies of Amendment No. 1 that are marked to show all changes made since the initial filing of the Joint Proxy Statement/Prospectus.

Responses to certain comments in the Comment Letter are being provided to the Staff under separate cover by counsel for Deutsche Bank Securities Inc. (“Deutsche Bank”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), respectively, on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 418 under the Securities Act of 1933, as amended, the “Securities Act”) (collectively, the “Supplemental Letters”). In accordance with such rules, counsel for Deutsche Bank and BofA Merrill Lynch have each requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letters, counsel for Deutsche Bank and BofA Merrill Lynch, respectively, also have requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83 under the Securities Act.

U.S. Securities and Exchange Commission

May 4, 2012

Page Two

General

1.	Please provide us with an analysis as to whether or not the proposed transaction is a “roll-up” as defined under Item 901(c)(1) of Regulation S-K. If the transaction is a roll-up, please confirm to us whether you have included all the applicable disclosures required by Items 901 through 915 of Regulation S-K or, alternatively, tell us which exemption you are relying upon under Item 901(c)(2).

Response:

As the Staff is aware, W. P. Carey and CPA®:15 are proposing a combination of their companies through the Merger. In addition, W. P. Carey is proposing a plan to reorganize the business operations of W. P. Carey to allow W. P. Carey Inc. to qualify as a REIT for federal income tax purposes beginning with its 2012 taxable year. We respectfully advise the Staff that Items 901 through 915 of Regulation S-K are not applicable to the Merger or the REIT Conversion because neither the Merger nor the REIT Conversion is a “roll-up transaction” as defined in Item 901(c) of Regulation S-K. Specifically, as explained in greater detail below, since none of the parties to the Merger or the REIT Conversion are a “partnership” as defined in Item 901(b)(1) of Regulation S-K, the “roll-up transaction” rules do not apply to either the Merger or the REIT Conversion

Merger:

As explained in greater detail in Amendment No. 1, CPA®:15 will become a subsidiary of W. P. Carey Inc. through the following transactions: (i) CPA®:15 will merge with an indirect, wholly-owned subsidiary of CPA®:15, with CPA®:15 surviving the merger as a wholly-owned subsidiary of CPA 15 Holdco, Inc. and (ii) immediately thereafter CPA 15 Holdco, Inc. will merge with and into CPA 15 Merger Sub Inc., with CPA 15 Merger Sub Inc. surviving the merger as an indirect subsidiary of W. P. Carey Inc. and CPA®:15 becoming a direct subsidiary of CPA 15 Merger Sub Inc. and an indirect subsidiary of W. P. Carey Inc. Each of the parties noted in the preceding sentence is a Maryland corporation. Specifically, (1) CPA®:15 was formed as a Maryland corporation on February 26, 2001, (2) CPA 15 Holdco, Inc. is a wholly-owned subsidiary of CPA®:15 and was formed as a Maryland corporation on February 16, 2012, (3) CPA 15 Merger Sub Inc. was formed as a Maryland corporation on February 15, 2012 and (4) W. P. Carey Inc. was formed as a Maryland corporation on February 15, 2012, formerly named W. P. Carey REIT, Inc. and a wholly-owned subsidiary of W. P. Carey.

Item 901(c)(1) of Regulation S-K states that the roll-up rules only apply if the entity is a “partnership” as defined in Item 901(b) of Regulation S-K. Given that each of CPA®:15, CPA 15 Holdco, Inc., CPA 15 Merger Sub Inc. and W. P. Carey Inc. is a corporation with a perpetual existence and none of such entities (a) operates as a conduit vehicle for investors to participate in the ownership of assets for a limited period of time and (b) has a policy or purpose of distributing to investors proceeds from the sale, financing or refinancing of assets or cash from operations, except to the extent consistent with the intentions of CPA: 15 and W. P. Carey Inc. to qualify as a REIT for federal income tax purposes (as expressly contemplated by Rule 901(b)(2)(ii)), none of CPA®:15, CPA 15 Holdco, Inc., CPA 15 Merger Sub Inc. or W. P. Carey Inc. is a “finite-life” partnership under Item 901(b) of Regulation S-K. For the foregoing reasons, the Merger does not involve the combination or reorganization of one or more “partnerships” and the roll-up rules do not apply to the Merger.

U.S. Securities and Exchange Commission

May 4, 2012

Page Three

REIT Conversion:

Prior to the Merger, W. P. Carey will merge with and into W. P. Carey Inc., pursuant to the REIT Conversion Agreement and each issued and outstanding W. P. Carey listed share will immediately be converted into one share of W. P. Carey Inc. common stock. W. P. Carey is a limited liability company under the laws of Delaware and was formed on July 15, 1996. As a limited liability company, W. P. Carey is not subject to U. S. federal income taxation as long as it satisfies certain requirements relating to its operations and passes through any tax liabilities or benefits to its shareholders.

Item 901(c)(1) of Regulation S-K states that the roll-up rules only apply if the entity is a “partnership” as defined in Item 901(b) of Regulation S-K. Given that W. P Carey is a limited liability company and W. P. Carey Inc. is a corporation with a perpetual existence and neither entity (a) operates as a conduit vehicle for investors to participate in the ownership of assets for a limited period of time and (b) has a policy or purpose of distributing to investors proceeds from the sale, financing or refinancing of assets or cash from operations, except to the extent consistent with the intentions of W. P. Carey Inc. to qualify as a REIT for federal income tax purposes (as expressly contemplated by Rule 901(b)(2)(ii)), neither W. P. Carey nor W. P. Carey Inc. is a “finite-life” partnership under Item 901(b) of Regulation S-K. For the foregoing reasons, the REIT Conversion does not involve the combination or reorganization of one or more “partnerships” and the roll-up rules do not apply to the REIT Conversion.

We also believe that the exemption from the roll-up rules set forth in Item 901(c)(2)(vii) of Regulation S-K applies to the REIT Conversion since the W. P. Carey shareholders are not subject to a significant adverse change with respect to voting rights, the terms of existence of the entity, management compensation or investment objectives as a result of the Merger, since the duration, management compensation and investment objectives of W. P. Carey Inc. will be virtually identical to those of W. P. Carey. Following the REIT Conversion, stockholders of W. P. Carey Inc. will have one vote per share of W. P. Carey Inc. common stock beneficially owned by them, which is the same as they currently have with W. P. Carey. In addition, stockholders of W. P. Carey Inc. will have virtually identical voting rights to those rights they currently own as holders of W. P. Carey listed shares.

For these reasons, we do not believe that the “roll-up transaction” rules not apply to either the Merger or the REIT Conversion.

2.	Please ensure consistency with your correspondence dated March 28, 2012 regarding your response to comments received by W.P. Carey & Co. LLC within the comment letter from the SEC Staff dated March 19, 2012.

Response:

W. P. Carey hereby confirms to the Staff that its responses are consistent with its correspondence with the Staff dated March 28, 2012.

3.	Given the pervasiveness of out-of-period adjustments related to numerous instances of misapplication of accounting guidance impacting the consolidated financial statements of Corporate Property Associates 15 and WP Carey & Co LLC, please tell us how you determined it was not appropriate to include risk factor disclosure highlighting such adjustments.

U.S. Securities and Exchange Commission

May 4, 2012

Page Four

Response:

W. P. Carey and CPA®:15 each includes and considers for disclosure those items that they believe are the most significant factors that make an investment in them speculative or risky, taking into account all available relevant information, such as the probability of out-of-period adjustments (“OOPA”) occurring and the quantitative and qualitative magnitude of those adjustments, including the potential costs and other consequences. Each company recognizes its disclosure requirements pursuant to FASB Accounting Standards Codification (“ASC”) 250-10-45-27, “Accounting Changes and Error Corrections / Other Presentation Matters,” and has established what it believes to be a conservative and consistently applied policy for including these disclosures in their respective periodic reports pursuant to the Exchange Act. Each company notes that while certain of its OOPA have a larger percentage impact to the interim period in which they are recorded, such OOPA are not material to the estimated income of each company for the full fiscal year or the trends applicable to each company’s earnings. Further, as more fully described in our response to comment # 74, the OOPA disclosed by each of W. P. Carey and CPA®:15, respectively, are primarily the correction of an error in a current period that was generally derived from an immaterial error that accumulated to a larger amount over several years (as opposed to a single originating error). Accordingly, each company has concluded that although certain deficiencies may have been identified with respect to an OOPA, such deficiencies were not determined to be a material weakness. In evaluating whether risk factor disclosure should be provided, W. P. Carey and CPA®:15 each also considered the adequacy of its existing control environment and other preventative actions taken to reduce OOPA risks. W. P. Carey and CPA®:15 each believe that the inclusion of a risk factor is not appropriate.

Prospectus Cover Page

4.	Please revise to state the total number of shares of W.P. Carey common stock to be issued pursuant to the registration statement in connection with the merger. Refer to Item 501(b)(2) of Regulation S-K.

Response:

The requested disclosure has been added on the cover page in response to the Staff’s comment.

Questions and Answers For W.P. Carey Shareholders and CPA: 15 Stockholders Regarding The Merger and The Special Meetings, page 1

General

5.	Please include a question and answer regarding whether the proposals of the special meeting are conditioned upon one another.

Response:

The requested disclosure has been added on page 4 in response to the Staff’s comment.

6.	Please discuss in the Q&A or Summary section the business of the combined company following consummation of the merger.

U.S. Securities and Exchange Commission

May 4, 2012

Page Five

Response:

As the successor to W. P. Carey, W. P. Carey Inc. will continue W. P. Carey’s existing business as an owner of net lease assets and as an asset manager of the CPA REITs and Carey Watermark Investors Incorporated. The requested disclosure has been added to the Summary section on page 16 in response to the Staff’s comment.

7.	Please discuss in the Q&A or Summary section when the combined company’s common stock is expected to trade and whether there will be a market for the company’s common stock immediately after the consummation of the merger.

Response:

The requested disclosure has been added to the Q&A section on pages 1, 7 and 12 in response to the Staff’s comment.

Q. Am I entitled to dissenters’ rights of appraisal in connection with the Merger?, page 6

8.	Please revise to confirm that abstentions also constitute a vote against approving the Merger, consistent with your disclosure elsewhere in the filing. Please also supplement your narrative to clarify, if true, that you must return an executed but unmarked proxy to formally abstain from voting.

Response:

The requested disclosure has been added on page 6 in response to the Staff’s comment.

The Merger Agreement, page 19

9.	We note that the merger agreement entitles W.P. Carey, as advisor to CPA 15, to receive all accrued and unpaid fees under the advisory agreements prior to consummation of the merger. Please supplement your disclosure here and under the Fees Payable to Affiliates subheading on page 105 to quantify this amount and update the considerations by the board of directors for each company as needed, to address this figure.

Response:

The requested disclosure has been added on pages 28 and 106 in response to the Staff’s comment.

10.	We note that you amended and restated your credit agreement to provide for a term loan to satisfy the cash portion of the Merger Consideration. In light of the fact that loan draw is subject to certain closing conditions and diligence review, please revise to specifically discuss whether the lender consent is one of the conditions to closing the merger. If so, please also explain whether this condition may be waived by CPA15 and describe any financing alternatives.

U.S. Securities and Exchange Commission

May 4, 2012

Page Six

Response:

The requested disclosure has been added on pages 20 and 104 in response to the Staff’s comment.

Dissenters’ and Appraisal Rights, page 28

11.	Please revise to briefly explain all requirements under the MGCL to receive payment for objecting shares.

Response:

The requested disclosure has been added on page 29 in response to the Staff’s comment.

Summary Financial Information, page 29

12.	Please tell us and provide the pro forma common stock outstanding at period end used in calculating Book value per common share for W.P. Carey Inc. In addition, please ensure amounts provided for both W.P. Carey & Co. LLC and Corporate Property Associates 15 Incorporated agree to the accompanying financial statements in your prospectus.

Response:

The pro forma common stock outstanding at period end used in the book value per common share for W. P. Carey Inc. is approximately 68 million shares comprised of approximately 40 million of outstanding shares of W. P. Carey as disclosed on the December 31, 2011 consolidated balance sheet of W. P. Carey and approximately 28 million shares of common stock issuable as part of the Merger Consideration to CPA®:15 stockholders (as disclosed on page 164 of the Joint Proxy Statement/Prospectus). The requested disclosure has been added on pages 31 and 122 in response to the Staff’s comment.

Risk Factors

General

13.	We note your introductory statement that the risks discussed in this section should not be considered “exclusive,” and that you cannot offer assurance that your list describes “all material risk at any specific period in time.” Please note that this section should disclose all material risk. Please revise to disclose all material risks and remove the noted qualification.

Response:

The qualifications noted by the Staff have been removed.

14.	Some of your risk factor captions merely state facts and do not adequately describe the risk in succinct terms. For example, the last risk factor on page 40 beginning “Our cash distributions are not guaranteed…” does not adequately explain the potential risk to prospective investors or your business if you are unable to satisfy the REIT requirement to distribute 90% of your REIT taxable income. Please revise your subheadings to highlight the specific harm that you would incur should the noted facts materialize.

U.S. Securities and Exchange Commission

May 4, 2012

Page Seven

Response:

The subheadings have been revised in response to the Staff’s comment.

Your Investment in W. P. Carey Inc. common stock is subject to various other tax risks, page 42

15.	This subheading is vague and fails to fully describe a specific risk. Please revise accordingly to briefly describe the other tax risks or remove.

Response:

This risk factor has been removed in response to the Staff’s comment.

We face active competition, page 44

16.	The risk that a company faces competition from others with similar investment objectives is a risk that affects companies in all industries regardless of size. Please revise risk factor one to discuss how the risk is specific to you or remove.

Response:

The requested disclosure has been added on page 45 in response to the Staff’s comment.

We may recognize substantial impairment charges on our properties, page 46

17.	Please supplement this risk factor subcaption and narrative to reflect the impairment charges that you incurred on properties in recent years.

Response:

The requested disclosure has been added on page 47 in response to the Staff’s comment.

The value of our real estate is subject to fluctuation, page 47

18.	Refer to the bulleted list under this risk factor. To the extent these risks have not been discussed elsewhere and are applicable material risks, please break out these risks into separate risk factors, each with its own subheading, and specifically discuss the risk to your business posed by each factor.

Response:

The disclosure has been revised throughout the Risk Factor section in response to the Staff’s comment.

U.S. Securities and Exchange Commission

May 4, 2012

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We depend on key personnel for our future success, page 50

19.	Please revise to identify the particular personnel that are key to achieving the anticipated benefits of the merger as well as on a going-forward basis.

Response:

The requested disclosure has been added on page 51 in response to the Staff’s comment.

The Merger and The REIT Conversion

Background of the Merger and the REIT Conversion, page 55

20.	Please revise to describe the special committee of the board of directors of CPA15 in greater detail. Include in your revised disclosure the names of those on the special committee and clarify each person’s relationship to members of the board of directors of W. P. Carey, as needed.

Response:

The requested disclosure has been added on page 58 in response to the Staff’s comment. For the information of the Staff, the CPA®:15 Special Committee is comprised of the four independent members of CPA®:15’s board of directors, none of whom is a related party of any member of W. P. Carey’s board of directors.

21.	Please provide us supplementally with copies of any non-public information — board books, documents, financial forecasts, projections and presentations — used by the companies in the merger negotiations. We may have additional comments.

Response:

W. P. Carey notes for the Staff the responses and presentation materials provided supplementally pursuant to Comments #36 and #38. While such materials were not prepared for merger negotiation purposes, certain data contained in those materials were informative to the companies during the course of negotiations.

22.	Please expand your disclosure to describe the method of selection of Robert A. Stanger & Co., Inc., for the real estate appraisal. Refer to Item 1015(b)(3) of Regulation M-A.

Response:

The requested disclosure has been added on page 24 in response to the Staff’s comment.

23.	Revise to explain to us when the parties agreed to the standstill provision outlined in Section 4.6 of the Merger Agreement applicable to CPA15 and its affiliates. In the event that the company signed an LOI containing a mirror provision circumscribing the special committee’s ability to actively solicit other merger options, please revise your disclosure here to so state. Please also add risk factor disclosure to highlight the attending risks to such an arrangement.

U.S. Securities and Exchange Commission

May 4, 2012

Page Nine

Response:

The standstill provision set forth in Section 4.6 of the Merger Agreement became effective February 17, 2012, the date that the parties executed the Merger Agreement. Prior to such time, no similar restrictive covenants were in effect with respect to CPA®:15 and its affiliates. The requested disclosure has been added on page 37 in response to the Staff’s comment.

24.	Your descriptions of some of the board meetings appear vague. In particular we note your description of the board meetings that occurred on March 16, 2011. You should describe the “various strategic initiatives” in greater detail and the nature and substance of the deliberations conducted by both companies’ boards at their meetings. What conclusions did the board reach at these meetings? The disclosure should provide stockholders with an understanding of how, when and why the terms of the proposed transaction evolved during the course of these discussions.

Response:

In response to the Staff’s comment, additional disclosure has been added on page 57 regarding the March 16, 2011 W. P. Carey board meeting, and on pages 57 through 64 regarding other board meetings.

25.	It appears that W.P. Carey, in its capacity as advisor to CPA15, selected September 30, 2011 for purposes of preparing the estimated NAV calculation to align with the real estate valuation prepared by the third party firm. In light of the fact that the portfolio appraisal was one of the factors considered in determining the NAV, please explain what other factors were considered and why the NAV calculation was tied to this date.

Response:

Normally, as the advisor, W. P. Carey calculates the estimated net asset value per share (“NAV”) on behalf of the CPA® REITs as of December 31 each year. In connection with the CPA®:15 Special Committee’s consideration of liquidity options, in September 2011, the Special Committee of CPA®:15 instructed W. P. Carey to update the NAV for CPA®:15 from December 31, 2010, which was the date of the most recently published NAV, to a more recent date. September 30, 2011 was selected by W. P. Carey and the CPA®:15 Special Committee because (i) the underlying real estate appraisal would take approximately two to three months to complete and CPA®:15 wished to start the process as soon as possible, and (ii) September 30, 2011 was the nearest quarter end date, which would enable W. P. Carey, in calculating NAV, to make adjustments based off of balance sheet items reviewed by CPA®:15’s auditors and filed with the Commission. The real estate valuation was then performed by the third party firm at W. P. Carey’s request as of that same date because it is the starting point of the NAV calculation. As disclosed in the periodic reports of CPA®:15, W. P. Carey generally calculates NAV by relying in part on an estimate of the fair market value of the real estate provided by a third party firm, adjusted to give effect to the estimated fair value of mortgages encumbering the assets (also provided by a third party) as well as other adjustments including adjustments for other net tangible assets of CPA®:15 and fees payable by CPA®:15 to the advisor in connection with the merger.

U.S. Securities and Exchange Commission

May 4, 2012

Page Ten

26.	Please expand your disclosure in this section to detail the third party consents that must be obtained by both W.P. Carey and CPA15 to consummate the merger. Confirm that you plan to update future filings to reflect the status of the consents.

Response:

Both W. P. Carey and CPA®:15 currently are in the process of reviewing and determining which, if any, third party consents must be obtained in order to satisfy the conditions set forth in the Merger Agreement and thus, consummate the Merger. We will update future filings to reflect the status of the necessary consents, if any.

27.	In order to place the board’s consideration of possible liquidity alternatives in context, please revise to discuss why the CPA15 board did not pursue other merger alternatives. Please describe the presentation by the W.P. Carey management team regarding liquidity alternatives in greater detail.

Response:

The disclosure on pages 63 and 67 regarding the CPA®:15 Special Committee’s consideration of alternatives has been expanded in response to the Staff’s comment. While the W. P. Carey management team made an initial presentation regarding liquidity alternatives to CPA®:15’s full board of directors in June 2011 (as described on page 58), the CPA®:15 Special Committee conducted its own review and consideration of alternatives together with its separate financial and legal advisors.

28.	We note that one of the items considered during the joint meeting between the CPA15 Special Committee and the W.P. Carey Board of Directors was the need for an updated valuation of CPA15’s net assets. Please describe this item in greater detail and explain how the parties reached the conclusion that an updated valuation was unnecessary.

Response:

Historically, W. P. Carey, as the external manager of CPA®:15, has, on an annual basis, retained a third-party firm to prepare an appraisal of CPA®:15’s real estate portfolio in order to assist W. P. Carey in preparing a NAV of CPA®:15 as of the close of each fiscal year. Prior to the joint meeting of the CPA®:15 Special Committee and the W. P. Carey board of directors on September 15, 2011, during preliminary merger negotiations, the parties used a NAV derived as of December 31, 2010. At the joint meeting held on September 15, 2011, the CPA®:15 Special Committee instructed W. P. Carey to retain a third-party firm to prepare an appraisal of CPA®:15’s real estate portfolio in order to assist W. P. Carey in preparing a NAV of CPA®:15 as of the close of the then current quarter. Given the size of CPA®:15’s real estate portfolio, the NAV was not finalized until mid-December 2011.

In determining not to obtain a further updated valuation as of a date subsequent to September 30, 2011, the CPA®:15 Special Committee considered several factors, including that: (i) the preparation of a NAV generally takes approximately two to three months to complete and is a

U.S. Securities and Exchange Commission

May 4, 2012

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costly process; (ii) CPA®:15’s portfolio is comprised primarily of long-term net leases that generate a predictable income stream and that tend not to experience material fluctuations in value absent an adverse tenant event such as a default or bankruptcy or material physical damage to the underlying property; and (iii) while important, the NAV was one of a number of valuation metrics considered by the CPA®:15 Special Committee and its advisors in evaluating the proposed transaction.

29.	Please discuss conversations between the parties regarding the exchange ratio in greater detail.

Response:

The disclosure on pages 56 to 65 regarding the exchange ratio discussions has been expanded in response to the Staff’s comment.

30.	We note your discussion on page 62 regarding the meeting the W.P. Carey board conducted with its legal and financial advisors. Please revise to specifically indicate whether BofA Merrill Lynch recommended the Merger Consideration to be paid in the proposed transaction, as required by Item 1015(b)(5) of Regulation M-A.

Response:

W. P. Carey supplementally advises the Staff that the disclosure appearing on page 77 of the Joint Proxy Statement/Prospectus currently provides that the type and amount of consideration payable in the Merger was determined through negotiations between W. P. Carey and CPA®:15. In light of the Staff’s comment, however, clarifying revisions to the disclosure appearing on page 77 of the Joint Proxy Statement/Prospectus have been made.

W.P. Carey’s Reasons For the Merger and the REIT Conversion and the W.P. Carey Merger, page 63

31.	Refer to the third bullet point under the subheading in the middle of page 64. Please revise to quantify the anticipated cost savings considered by the board. If the board did not quantify the anticipated cost savings, please disclose that fact and explain why it did not.

Response:

We note the Staff’s comment, and have deleted the relevant disclosure. Given that CPA®:15 is managed by W. P. Carey, does not have any employees, and has very little in terms of operational costs or overhead aside from the advisory fees paid to W. P. Carey, the anticipated cost savings are relatively immaterial in light of the size of the overall proposed transaction. Accordingly, anticipated cost-savings did not play a major part in the W. P. Carey board’s evaluation of the proposed transaction. In response to the Staff’s comment, the disclosure on page 66 has been supplemented to expressly state that the board did not quantify the anticipated cost savings.

CPA 15’s Reasons for the Merger, page 65

32.	Please expand your disclosure in this section to discuss your external advisor’s consideration of potential liquidity alternatives and explain how the special committee made the determination that the merger was in the best interest of the company relative to the other alternatives.

U.S. Securities and Exchange Commission

May 4, 2012

Page Twelve

Response:

The disclosure on page 67 has been expanded in response to the Staff’s comment. As noted in our response to comment 27, the CPA®:15 Special Committee conducted its own review of alternatives and did not rely on the initial presentation of alternatives by its external advisor in reaching a conclusion.

33.	In the bulleted list on page 67, please expand the ninth bullet point to more fully explain the negative impact that failure of this transaction could have on the business going forward.

Response:

The ninth bullet point on page 69 has been expanded in response to the Staff’s comment.

34.	In the bulleted list on page 67, please revise the last bullet point to identify all other negative factors the board considered.

Response:

The last bullet point on page 69 has been deleted in response to the Staff’s comment.

Opinion of Financial Advisor to W.P. Carey, page 69

35.	Please revise to discuss with greater specificity the “other analyses and studies” conducted by this advisor that were material to the board’s decision to recommend that shareholders vote for this transaction and to also explain how this information and consultations lead to the rejection of other liquidity options, if any. Please refer to Item 4(b) of Form S-4. and Item 1015(b) of Regulation M-A.

Response:

W. P. Carey supplementally notes for the Staff that the reference to “other analyses and studies” is included in the summary of the opinion on page 70 of Joint Proxy Statement/Prospectus in order to track the language of the opinion letter and that, as noted on page 72, “the material financial analyses presented by BofA Merrill Lynch to the W. P. Carey board of directors in connection with its opinion” are summarized on pages 70 to 78 of the Joint Proxy Statement/Prospectus. For this reason, no modifications have been made to the Joint Proxy Statement/Prospectus in this regard.

W. P. Carey would also like to clarify that, in addition to the analyses and information provided to its board by W. P. Carey’s financial advisor, the board considered various publicly available information with respect to possible alternative strategic options and liquidity alternatives. The board concluded that the acquisition of CPA®:15 provided the opportunity for W. P. Carey to acquire high-quality assets with which W. P. Carey was already familiar (due to its role as advisor to CPA®:15) on a desirable timetable, and that such opportunity was in the best interest of W. P. Carey shareholders when compared to the potential alternatives involving identifying, approaching, and negotiating a third-party target entity or its assets with which W. P. Carey had no prior familiarity or experience.

U.S. Securities and Exchange Commission

May 4, 2012

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36.	Please also provide us with any analyses, reports, presentations or other similar materials, provided by BofA Merrill Lynch in connection with rendering its fairness opinion. Refer to Item 21(c) of Form S-4. We may have further comment upon receipt of these materials.

Response:

The presentation materials prepared by BofA Merrill Lynch in connection with rendering its opinion, dated February 17, 2012, to W. P. Carey’s board of directors summarized under the caption “Opinion of Financial Advisor to W. P. Carey” are being provided to the Staff under separate cover by counsel for BofA Merrill Lynch on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act, and Rule 418 under the Securities Act. In accordance with such Rules, counsel for BofA Merrill Lynch has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for BofA Merrill Lynch also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

37.	We note your disclosure on page 71 that BofA Merrill Lynch does not have any obligation to “update, revise or reaffirm its opinion.” The opinion was delivered on February 17, 2012. Please disclose whether any material changes in W.P. Carey’s operations, performance or in any of the projections or assumptions upon which W.P. Carey based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the security holder meeting.

Response:

There have been no material changes in W. P. Carey’s operations or performance or in any of the projections prepared by management or assumptions upon which such projections were based since February 17, 2012.

Opinion of Financial Advisor to the Special Committee and Board of Directors of CPA15, page 78

38.	Please also provide us with all such analyses, reports, presentations or other similar materials, provided by Deutsche Bank in connection with rendering its fairness opinion.

Response:

The presentation materials prepared by Deutsche Bank in connection with rendering its opinion, dated February 17, 2012, to the Special Committee and the board of directors of CPA®:15 summarized under the caption “Opinion of Financial Advisor to the Special Committee and the Board of Directors of CPA®:15” are being provided to the Staff on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act, and Rule 418 under the Securities Act. In accordance with such Rules, counsel for Deutsche Bank has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Deutsche Bank also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83

39.	Please provide a description of the individual property appraisals which Deutsche Bank relied upon in providing its opinion.

U.S. Securities and Exchange Commission

May 4, 2012

Page Fourteen

Response:

In response to the Staff’s comment, the disclosure on page 80 has been revised by adding a cross-reference to the discussion of the property appraisal under the heading “ – Real Estate Portfolio Appraisal by Robert A. Stanger & Co., Inc.”

Analysis of Selected Publicly Traded Companies, page 80

40.	Please provide a more detailed discussion of the “variety of factors” considered by Deutsche Bank in selecting the companies for the comparable company analysis. For instance, please explain how Deutsche Bank made the determination that these three companies, all of which are publicly traded unlike CPA15, are “comparable companies.”

Response:

In response to the Staff’s comment, the disclosure on page 81 under the heading “Analysis of Selected Publicly Traded Companies” has been revised.

41.	Please also describe in greater detail the distinguishing characteristics between the referenced companies and CPA15.

Response:

The requested disclosure has been added on page 81 under the heading “Analysis of Selected Publicly Traded Companies.”

Discounted Cash Flow Analysis, page 82

42.	We also note that Deutsche Bank analyzed financial projections prepared by W.P. Carey and performed a discounted cash flow on the projections. Please describe the projected unlevered cash flow projections provided to, and relied on by, Deutsche Bank in greater detail.

Response:

The requested disclosure has been added on page 83 under the heading “Discounted Cash Flow Analysis.”

Net Operating Income Capitalization Analyses, page 83

43.	Please describe with greater specificity the net operating income values of CPA15 prepared by W.P. Carey and relied on by Deutsche Bank in greater detail. Please also explain how the rates were adjusted to reflect credit quality for the applicable properties.

Response:

The requested disclosure has been added on page 84 under the heading “Net Operating Income Capitalization Analysis.”

U.S. Securities and Exchange Commission

May 4, 2012

Page Fifteen

Analysis of Selected Precedent Transactions, page 84

44.	We note your disclosure that the capitalization rates used were chosen by Deutsche Bank based on its expertise and experience within the REIT industry; however, please revise to discuss the underlying data used to calculate the disclosed range in greater detail. For example, please disclose the cap rates you calculated for each comparable company and how you arrived at the range for CPA15.

Response:

The requested disclosure has been added on page 85 under the heading “Analysis of Selected Precedent Transactions” to reflect the capitalization rates for each comparable company.

Prospective Financial Information, page 88

45.	Please revise to briefly explain management’s underlying assumptions for the “expected performance” of tenants under the leases.

Response:

The requested disclosure has been added on pages 89 and 90 in response to the Staff’s comment.

Real Estate Portfolio Appraisal by Robert A. Stanger & Co., Inc.

Assumptions and Limitations of the Appraisal, page 91

46.	Please describe the information provided by CPA 15 and W.P. Carey that served as the basis for the property valuations.

Response:

The requested disclosure has been added on page 91 in response to the Staff’s comment.

The W.P. Carey Special Meeting

Purpose, page 96

47.	We note that the proposal described in the second bullet point appears to cover both adoption of the REIT Conversion Agreement and approval of the W.P. Carey Merger. These appear to be two distinct proposals that should be presented to shareholders for separate votes. Please revise as appropriate or tell us why you believe it is appropriate to bundle these two proposals together. Please make conforming changes elsewhere in your filing.

Response:

We respectfully disagree that the adoption of the REIT Conversion Agreement and approval of the W. P. Carey Merger are two distinct proposals. We respectfully advise the Staff that the W. P. Carey Merger is a single transaction governed by a single

U.S. Securities and Exchange Commission

May 4, 2012

Page Sixteen

definitive agreement (i.e., the REIT Conversion Agreement). The REIT Conversion Agreement is a single agreement between W. P. Carey & Co. LLC, a Delaware limited liability company (the “Delaware Entity”), and W. P. Carey REIT, Inc., now known as W. P. Carey Inc., a Maryland corporation (the “Maryland Entity”). As a result of both the Delaware Entity and the Maryland Entity being a party to the REIT Conversion Agreement, the Delaware Limited Liability Company Act (the “DLLCA”) and the Maryland General Corporation Law (the “MGCL”) both govern the approval of the REIT Conversion Agreement and the W. P. Carey Merger. Section 18-209(b) of the DLLCA requires, among other things, that “[u]nless otherwise provided in the limited liability company agreement, an agreement of merger or consolidation or a plan of merger shall be approved by each domestic limited liability company which is to merge or consolidate by the members….” Section 3-105(e) of the MGCL requires, among other things, that “the proposed consolidation, merger, share exchange or transfer be approved by the stockholders of each corporation...” Therefore, there are two different statutory standards that approval of the W. P. Carey Merger must satisfy: (i) the standard in the DLLCA, which requires approval of the agreement and plan of merger (i.e., adoption of the REIT Conversion Agreement), and (ii) the standard in the MGCL, which requires approval of the merger (i.e., approval of the W. P. Carey Merger). In addition, as mentioned above, the REIT Conversion Agreement is a single definitive agreement governing a single transaction—the merger of W. P. Carey with and into W. P. Carey Inc., with W. P. Carey Inc. surviving the merger. Accordingly, we respectfully advise the Staff that the proposal is properly presented as a single proposal and a single matter to be acted upon and is written as the “adoption of the REIT Conversion Agreement and the approval of the W. P. Carey Merger” to comply with state law requirements (namely the DLLCA and the MGCL).

Solicitation of Proxies; Expenses, page 98

48.	We note your disclosure that Computershare has been engaged to assist in the solicitation of proxies from the shareholders. Please specifically disclose the material features of the contract between the registrant and Computershare with respect to the distribution and solicitation of proxies. Please refer to Item 18 of Form S-4 and Item 4(a)(3) of Schedule 14A.

Response:

The requested disclosure has been added on page 99 in response to the Staff’s comment.

49.	Please also tell us whether any portion of Computershare’s $115,000 is contingent upon the closing of the merger transaction. Please make conforming changes under the same subheading on page 100.

Response:

The requested disclosure has been added on pages 8, 99 and 102 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

May 4, 2012

Page Seventeen

The Merger Agreement

Conditions to Obligations to Complete the Merger and Other Transactions, page 108

50.	We note from Section 5.1(b) the Merger Agreement that satisfaction of the necessary state securities or blue sky authorizations is a condition to closing. Please revise here to provide a brief description of any such approvals and disclose the current status. Refer to Item 3(i) of Form S-4.

Response:

Both W. P. Carey and CPA®:15 currently are in the process of reviewing and determining which, if any, securities or blue sky authorizations must be obtained in order to satisfy the conditions set forth in the Merger Agreement and thus, consummate the Merger. We will update future filings to reflect the status of the securities or blue sky necessary authorizations, if any.

Terms of the REIT Conversion, page 114

51.	Please revise to add a section briefly describing the mechanics of the W.P. Carey merger.

Response:

The requested disclosure has been added on page 116 in response to the Staff’s comment.

Determination of the Merger Consideration, page 112

52.	Please also provide us an analysis of the adjustments made by W.P. Carey to the third-party property valuations to compute the NAV used for the merger consideration exchange ratio.

Response:

The appraised real estate values were adjusted by W. P. Carey for a number of items, the largest of which was the estimated fair market value of the property level debt. The fair market value of such property level debt was determined by a third party based upon available market data for comparable liabilities and applying selected discount rates to the stream of future debt payments. The calculation of the NAV involved other adjustments, including adjustments for other net tangible assets of CPA®:15 and fees payable by CPA®:15 to the advisor in connection with the Merger. The requested analysis has been added on page 113 in response to the Staff’s comment.

53.	In this section or elsewhere, please provide a breakdown of the net asset valuation that includes the fair value of the liabilities and other assets.

Response:

The requested disclosure has been added on page 113 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

May 4, 2012

Page Eighteen

54.	Please disclose the persons or group at CPA 15 that were ultimately responsible for determining the net asset value.

Response:

The disclosure on page 113 has been clarified in response to the Staff’s comment.

Information About W.P. Carey

Significant Developments During 2012, page 123

55.	We note disclosure throughout your document indicating that you may be responsible for paying severance in connection with the merger. In addition, it appears as though Mr. Bond executed an employment agreement in 2012. Please supplement your disclosure in this section to discuss the material provisions of his contract. In the event that the contract represents a renegotiation of an original arrangement, please also revise to indicate the value of the severance expected to be paid and compare it against the severance that would have been paid but for the renegotiations. Please also indicate the parties involved in negotiating these provisions, including the roles played by your CEO and Compensation Committee.

Response:

The requested disclosure has been added on pages 125 and 252 in response to the Staff’s comment.

Information About W.P. Carey

General Development of Business

Overview, page 122

56.	Revise to explain what you mean by “build-to-suit” transactions.

Response:

The requested disclosure has been added on page 124 in response to the Staff’s comment.

Primary Business Segments

Asset Management Revenue, page 126

57.	Please explain the variance in the distributions that you are entitled to receive under your advisory agreements.

Response:

The fee structures for CPA REITs vary slightly. Corporate Property Associates 17—Global Incorporated’s (“CPA®:17”) UPREIT structure allows W. P. Carey to participate as a special general partner.

U.S. Securities and Exchange Commission

May 4, 2012

Page Nineteen

Corporate Property Associates 16—Global Incorporated’s (“CPA®:16”) advisory contract, which was similar to CPA®:15’s, was amended at the time of its merger with Corporate Property Associates 14 Incorporated (“CPA:14”) and the simultaneous conversion to an UPREIT to be substantially similar to CPA®:17’s.

The variance among the fee structures and distributions in the several advisory agreements is also attributable to the time during which such agreements were executed, as well as differences in the nature and scope of assets to be acquired by each of the CPA® REITs. For example, CPA®:17’s advisory agreement has a range of 0.5%—1.75% because the entity had contemplated a much broader set of investment categories than previous CPA® REITs. Another factor is the difference in structure—CPA®:16 and CPA®:17 which are structured as UPREITs have advisory contracts that account for distributions to the special general partner. These factors have resulted in the variance of fee structures set forth in the advisory agreements.

Lease Expirations, page 134

58.	To the extent material, please supplement your disclosure here to discuss the relationship between your stabilized portfolio average rents and your rents on new leases, as adjusted for discounting, including free rent and other concessions. Please also discuss any material trends in the degree to which discounts have been provided on new leases in the reporting period as compared to prior periods.

Response:

Prior to the scheduled lease expiration, W. P. Carey seeks to renew the lease with the existing tenant. Renewal success is based upon numerous factors, but it is primarily if the tenant needs the space more than the rate. If a renewal is not completed, W. P. Carey seeks to find other tenants or sell the facility. Each net lease renewal situation is unique to that tenant, facility and local market conditions, and no overall trend is discernible. Accordingly, we respectfully advise the Staff that we do not feel that a revision would be beneficial in this instance.

59.	Please also revise to discuss any trends in existing customer renewal rates and existing customer rate increases.

Response:

The rent from the existing tenant or a new tenant can be either above or below the expiring rent, and it is not possible to provide an overall trend as each net lease situation is unique. Accordingly, we respectfully advise the Staff that we do not feel that a revision would be beneficial in this instance.

Current Trends

Investment Opportunities, page 140

60.	We note your discussion of how you calculate net operating income for your investments on page 141. Please revise to explain whether this calculation includes all properties or whether any properties are excluded from the pool for purposes of the calculation.

U.S. Securities and Exchange Commission

May 4, 2012

Page Twenty

Response:

W. P. Carey calculates the net operating income for each property at the time of acquisition. The requested disclosure regarding the net operating income for each property has been added on page 143 in response to the Staff’s comment.

Information About CPA15

General Development of Business

Our Portfolio, page 179

61.	Please revise to discuss leasing results for the prior period including the amount of new and renewed leases. Also include balancing disclosure regarding leasing commissions, tenant concessions and tenant improvement costs, if applicable. Please provide such disclosure on a square footage basis.

Response:

There is no material lease revenue for CPA®:15 expiring in the next three years, nor did any material lease revenue expire in the prior fiscal year. CPA®:15 seeks to renew leases with existing tenants as that is the most cost efficient, and if not, it seeks other tenants, or it may sell the facility. Leasing commissions or tenant improvement allowances are generally not involved in the renewal of an existing tenant; however it may, in certain situations, be involved in a new tenant lease. Accordingly, we respectfully advise the Staff that we do not feel that a revision would be beneficial in this instance.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 189

Current Trends

Net Asset Value, page 191

62.	We note that your NAV per share remained the same at 12/31/11 as it was at 09/30/11. We also note that your advisor relies in part on real estate appraisals conducted by third party. In light of the fact that the third party that assisted your advisor in preparing the 09/30/11 was under no obligation to update this figure, expand your disclosure here to explain how all assumptions underlying the NAV calculation at 12/31/11.

Response:

The disclosure is intended to inform our investors that CPA®:15’s NAV at September 30, 2011 had not changed since the date of the last published NAV, which was as of December 31, 2010 (not 12/31/11). CPA®:15’s estimated NAV was not updated as of December 31, 2011. For a discussion regarding our decision not to update the NAV as of December 31, 2011, we respectfully refer the Staff to our responses to Comments 25 and 28 contained herein.

U.S. Securities and Exchange Commission

May 4, 2012

Page Twenty-one

63.	Please also include a description of the individual property appraisals provided to, and relied on by, your advisor.

Response:

The requested disclosure has been added on page 91 in response to the Staff’s comment.

Adjusted Cash Flow from Operating Activities, page 213

64.	Please present ‘Cash flow used in investing activities’ and ‘Cash flow provided by financing activities’ when you present ‘Adjusted cash flow from operating activities.’ Please refer to Item 10(e) of Regulation S-K.

Response:

The requested disclosure has been added on page 218 in response to the Staff’s comment.

65.	Please provide to us a reconciliation of the adjustment amounts to the amounts presented in the audited financial statements. Further, please disclose how you determined that the adjustments of distributions received from equity investments and distributions paid to noncontrolling interests clarifies your liquidity position.

Response:

The following tables reconcile the adjustments presented in the Adjusted Cash Flow table to amounts presented in the audited financial statements. The adjustments to Cash flows from operating activities are intended to reflect the actual cash generated by our core operations. These adjustments relate to cash received from our equity investments, distributions to the non-controlling interests in our consolidated entities and the elimination of the distortion of the actual cash flow that arises from timing differences arising from the payment of certain liabilities and the receipt of certain receivables in a period.

U.S. Securities and Exchange Commission

May 4, 2012

Page Twenty-two

	2011	2010	2009
	(in thousands)
EQUITY INVESTMENTS IN REAL ESTATE RECONCILIATION
Distributions received in excess of equity income—per cash flow statement	$34,381	$14,786	$7,412
Plus: Loss from equity investments in excess of distribution received—per cash flow statement	1,778	8,423	11,244
Plus: Income from equity investment in real estate—per income statement	23,270	7,857	4,010

Distributions from equity investments in real estate	59,429	31,066	22,666

Less: Distributions received from equity investments related to financing activities	32,435	9,468	(2)

Distributions received from equity investments related to operating activities	26,994	21,598	22,668
Less: Income from equity investment in real estate	23,270	7,857	4,010
Less: Loss from equity investments in excess of distribution received	1,778	8,423	11,244

Distributions received from equity investments, net—per adjusted cash flow	$1,946	$5,318	$7,414

	2011	2010	2009
	(in thousands)
NONCONTROLLING INTEREST RECONCILIATION
Contributions from non-controlling interests	$8,402	$7,731	$18,157
Distributions to non-controlling interests	(61,448)	(65,772)	(49,522)

Distributions to non-controlling interests, net —per cash flow statement	(53,046)	(58,041)	(31,365)
Adjust for Amounts Related to Financing Activities	26,505	25,617	(4,546)

Distributions paid to non-controlling interests, net—per adjusted cash flow	$(26,541)	$(32,424)	$(35,911)

CHANGES IN WORKING CAPITAL RECONCILIATION
Reverse: Net changes in other operating assets and liabilities—per cash flow statement	$2,731	$(3,318)	$4,789
Adjust for impact of escrow funds related to operating activities	128	32	(267)

Changes in working capital—per adjusted cash flow	$2,859	$(3,286)	$4,522

U.S. Securities and Exchange Commission

May 4, 2012

Page Twenty-three

W. P. Carey serves as advisor to three active Corporate Property Associates funds, including CPA®:15. It is not uncommon for several funds, including W. P. Carey in its capacity as advisor, to co-invest in a specific investment. W. P. Carey splits these investments primarily to improve the diversification of the portfolios. The joint venture agreements between these funds (all of whom are managed by W. P. Carey) provide for a distribution of cash generated from operations based on the allocated percentage, or our economic ownership, of each investment. From a financial reporting perspective, certain cash distributions received from the ongoing operations of our equity method investments are required to be reflected in our investing activities whereas amounts paid to non-controlling interests are required to be reflected as a financing activity. The accounting determination of whether these are consolidated with a non-controlling interest or treated under the equity method of accounting does not impact the actual economic rights and we consider these distributions as adjustments to available cash flow to cover their distributions to investors. In addition, W. P. Carey may elect at its discretion to receive all or a portion of the advisory fees in either cash or equity shares of the fund. The distributions received from this ownership are substantial and is utilized in part to fund operations and distributions to our investors. We believe that making an adjustment to reflect the appropriate share of economic cash flow from these investments is important to understanding the true economic source of these cash flows.

The Combined Company, page 218

66.	Please provide the disclosure called for by Item 18(a)(7) of Form S-4.

Response:

The requested disclosure has been added on pages 237 through 266 in response to the Staff’s comment.

Material Federal Income Tax Consideration, page 258

67.	Prior to effectiveness, please update the references in this section to the tax opinions to be prepared by both DLA Piper and Clifford Chance to state that you have received such opinions.

Response:

The references will be updated as requested by the Staff in a future amendment.

W. P. Carey Inc. Unaudited Pro Forma Consolidated Financial Information, page F-2

68.	Please disclose management’s alternative plans if the $175 million term loan is not obtained.

Response:

The requested disclosure has been added on page F-2 in response to the Staff’s comment.

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May 4, 2012

Page Twenty-four

Notes to Unaudited Pro Forma Consolidated Financial Information, page F-5

Adjustment B.ii, page F-5

69.	Please tell us the circumstances that caused your intangible assets to increase in value by approximately $572 million. In particular, provide detail differentiating between in-place lease and tenant relationships, and your anticipated weighted-average amortization period for such intangible assets. Please provide similar information for your acquired intangible liabilities.

Response:

As a result of recording the assets for CPA®: 15 at fair value, the In-place lease and Above-market leases increased by $572 million. The value of the In-place lease has increased by $329 million due to an increase in the estimated costs to re-lease properties such as lessees requiring more tenant improvement allowances and free rents from landlords, higher leasing commissions necessary in the market to help attract tenants, and generally a longer time period it which to lease/re-lease a property. The value of the Above-market leases has increased by $243 million because there has been a general deterioration in real estate market conditions since the acquisition by CPA®:15 that have caused market rents to generally decrease. The majority of leases in CPA®:15 have not “reset” to current market rates since the property acquisition, and rather contact lease payments have increased due to rent escalation clauses contained in the lease. This results in a larger difference between market rates and contractual rates than at the time of acquisition of the property by CPA®: 15.

CPA®:15 deems the value of the Tenant Relationships to be zero. The company does not compute a weighted-average amortization period for the In-place leases as these intangible assets are amortized over the lease term which is determined at the acquisition date.

The acquired intangible liabilities increased by $44 million and are related to Below-market leases. There are a number of factors that contribute to the increase in below market lease intangibles, such as (i) leases in the portfolio which have “reset” to market since their initial acquisition by CPA®:15 (e.g. tenants have exercised fair market rent renewal options or there has been a lease restructuring) and are now below market, due to increases in market rent that have outpaced the contractual rent increases, (ii) leases in the portfolio which have “reset” to below market rent since their initial acquisition by CPA®:15 (e.g. tenants have exercised favorable rent renewal options or there has been a lease restructuring), or (iii) properties that are located in markets where, contrary to the general real estate trend, the market has seen rent appreciation for the specific property type owned by CPA®:15 (e.g. industrial, hotel, etc.) above the contractual rent steps contained in the CPA®:15 leases. Similar to the In-place and Above-market intangibles, the Below-market intangibles are amortized over the lease term which is determined at the time of acquisition.

Adjustment D., page F-6

70.	Please tell us how you determined that the estimated $28.0 million accrual of costs to be incurred related to the Merger and REIT conversion are factually supportable and therefore should be included as an adjustment to your pro forma consolidated balance sheet.

U.S. Securities and Exchange Commission

May 4, 2012

Page Twenty-five

Response:

In accordance with the guidance in FRM 3250.1, W. P. Carey determined its accrual for these costs in its pro forma consolidated balance sheet is appropriate as it believes it has reliable and/or documented evidence based upon (i) extensive experience on similar transactions, (ii) discussions and arrangement with its various service providers (lawyers, accountants, appraisers, etc.) on billing rates and estimated hours to complete the service, and (iii) contractual arrangements with these service providers.

Adjustment G, page F-6

71.	Please tell us your basis for adjusting your pro forma financial statements to reflect the CPA 14/16 Merger as of January 1, 2011.

Response:

W. P. Carey deemed the CPA 14/16 Merger to be a significant transaction, which is an isolated and objectively measurable event that occurred during 2011. As W. P. Carey acquired additional investments in CPA®:16, which met the criteria as a significant subsidiary under Rule 1-02(w) and Rule 3-05 of Regulation S-X, it filed a Form 8-K with pro forma financial statements for that transaction. Accordingly, we believe that reflecting the CPA 14/16 Merger as of January 1, 2011 is appropriate given that it provides additional information that is material to an understanding of W. P. Carey and is based on relevant, reliable and objectively measurable information as to how this transaction affected our historical financial statements.

Adjustment H, page F-7

72.	Please disclose how you plan to amortize your above-market lease intangible assets; if you elect to use a method other than straight-line, please disclose the impact on operating results for the five years following the acquisition.

Response:

W. P. Carey amortizes the above-market lease intangible assets using the straight-line method over the lease term in accordance with ASC 350-30-35-6 and has updated the Joint Proxy Statement/Prospectus to disclose this method.

Adjustment K, page F-7

73.	Please tell us your basis for eliminating the impairment charges and the allowance for credit losses from the historical financial statements.

Response:

The impairment charges and the allowance for credit losses (“Valuation Losses”) were required to be recorded in the financial statements of CPA®:15 to reflect an adjustment to the fair value of our real estate and deferred financing leases in accordance with the applicable requirements of the accounting literature. Based upon the pro forma fair value assigned to those assets that

U.S. Securities and Exchange Commission

May 4, 2012

Page Twenty-six

originally generated the Valuation Losses in CPA®:15’s historical financial statements, had the Merger been consummated on January 1, 2011, given the reduced basis, we believe these losses should be eliminated as they were directly impacted by this transaction. Had the Merger been consummated on January 1, 2011, given that CPA®:15’s assets would have been recorded at fair value, the need for an impairment loss in the historical period would have been negated. Accordingly, we believe that this non-recurring charge is directly impacted by the transaction and should therefore be eliminated from the pro forma income statement pursuant to the guidance in FRM 3230.4.

Corporate Property Associates 15 Incorporated Financial Statements

Notes to Consolidated Financial Statements, page F-79

Note 2. Summary of Significant Accounting Policies, page F-79

Out-of-Period Adjustments, page F-79

74.	Please tell us how you determined that the errors resulting in an increase in income from operations totaling $6.5 million in the fiscal year ended December 31, 2011 was not material to your results for all periods presented.

Response:

CPA®:15 considered both quantitative and qualitative factors to assess the materiality of the errors that resulted in an increase in income from operations totaling $6.5 million in the fiscal year ended December 31, 2011. Although the adjustments exceed five percent of pre-tax income from continuing operations, they do not impact the underlying economics of the business or the trend of earnings. The adjustments are non-cash in nature and do not impact the key metrics that are reported and used by management and investors.

For the purposes of this assessment CPA®:15 considered the following definition of materiality from Financial Accounting Standards Board Statement of Financial Accounting Concepts No. 2, Qualitative Characteristics of Accounting Information:

The magnitude of an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement. That discussion recognizes that materiality judgments are made in light of surrounding circumstances and necessarily involve both quantitative and qualitative considerations.

While GAAP net income based reporting measures are relevant to assessing materiality, we believe that certain non-GAAP metrics are more significant in evaluating the results of our operations. Because we believe that net income is not a critical factor in assessing operating results, disclosure in our quarterly and annual SEC filings is generally limited to the required disclosures of year-over-year changes.

U.S. Securities and Exchange Commission

May 4, 2012

Page Twenty-seven

The above definition is consistent with the guidance provided by Staff Accounting Bulletin 99 (“SAB 99”), which states that:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

It further states that in addition to a quantitative “rule of thumb,” such as a fixed percentage of net income, the factual context in which the user of financial statements would view the financial statement item must be taken into account.

Investors and users of financial statements use many metrics to measure a business’s performance, including GAAP-based profit/loss metrics, such as net income, and liquidity metrics, such as cash flow from operating activities. While net income is a factor in determining a company’s performance, CPA®:15 believes most users of REIT financial statements (including both lenders and equity holders) give equal importance to the ability of the REIT to generate cash to be used to maintain its properties, fund development activities, service debt and pay dividends to the shareholders. This belief is based on historical experience, including investor road shows for recent CPA REIT offerings, discussions/presentations with investors, analysts and lenders, as well as the information utilized and considered by financial advisors. Non-GAAP metrics such as Funds From Operations (a performance measure) and Adjusted Cash Flow from Operating Activities (a liquidity measure) are also used by management to evaluate the results of operations (see discussion on page 41 of CPA®:15’s 2011 Form 10-K).

CPA®:15 has historically furnished supplemental information via a current report on Form 8-K, which provides disclosure regarding our supplemental financial measures, funds from operations- as adjusted and adjusted cash flow from operating activities metrics. We believe these supplemental metrics are important to understanding our financial performance, and as a result, we began including these non-GAAP disclosures in our quarterly SEC filings in addition to furnishing the quarterly supplemental report.

Management also considered other qualitative factors including those specifically described in SAB 99 (but not limited to) the following;

•	CPA®:15 is a public registrant but not traded on any exchange and only allows for redemptions and DRIP purchases based on specified NAV metrics, which are usually calculated on an annual basis. These metrics are not impacted by the aforementioned OOPA.

•	There are no analysts that follow CPA®:15.

•	The adjustments are non-cash in nature and had no impact on CPA®:15’s ability to pay dividends, which we believe is the primary focus of our investors.

•	The adjustments had no impact on our supplemental financial measures (i.e. MFFO, Adjusted cash flow from operating activities). We believe these measures are useful to investors to consider because they may assist them to better understand and measure the performance of our business over time and against similar companies.

U.S. Securities and Exchange Commission

May 4, 2012

Page Twnety-eight

•	Given the proposed acquisition of CPA®:15 by W .P. Carey, the merger consideration of $1.25 in cash and 0.2326 of a share of W. P. Carey Inc. common stock for each CPA®:15 share at closing was based on, among other things, the fair value of the assets to be acquired and liabilities to be assumed. The adjustments covered by this comment are non-cash items and have no impact on the fair value of CPA®:15 and therefore on the determination of the purchase price.

Therefore, CPA®:15 believes that both GAAP net income based reporting measures as well as non-GAAP metrics must be considered in the quantitative and qualitative assessments of materiality. As these errors do not impact either of the non-GAAP metrics and when taking into account all quantitative and qualitative considerations, including the trends on earnings impact on the relevant GAAP metric, CPA®:15 believes that they are not material to the results for all periods presented.

Purchase Price Allocation, page F-80

75.	Regarding your below-market lease intangible liabilities, please tell us how you determine the likelihood that a lessee will execute a lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

Response:

In assessing the likelihood that a lessee will execute its renewal options contained in its lease, CPA®:15 reviews the terms of the renewal options, including the option rent, rent escalation provisions and the duration of the option period. The value of such option terms are compared to CPA®:15’s estimate of the fair market rent for the property. Where such review indicated a materially favorable renewal option existed, CPA®:15 assumed the tenant would exercise its renewal option. CPA®:15 utilizes the remaining lease term, inclusive of the assumed exercise of favorable renewals, as the amortization period.

Note 9. Risk Management and Use of Derivative Financial Instruments, page F-97

Portfolio Concentration Risk, page F-101

76.	Given your significant concentration of directly-owned real estate properties to the European marketplace and your exposure to potential volatility of the currencies related to such foreign operations, please provide disclosure indicating the currencies for which you are primarily exposed, as well as a sensitivity analysis for each currency that has an individually significant impact on earnings.

Response:

As disclosed in our consolidated financial statements, CPA®:15’s primary exposure is to the Euro. CPA®:15 does not extensively utilize foreign exchange contracts to manage its risk associated with its investment in foreign operations. CPA®:15 believes that its disclosure in the

U.S. Securities and Exchange Commission

May 4, 2012

Page Twenty-nine

Joint Proxy Statement/Prospectus complies with the disclosure requirements by the applicable GAAP standards involving risks and uncertainties. Additionally, CPA®:15 is unaware of an accounting disclosure standard that requires a sensitivity analysis for the impact of foreign currency fluctuations. In CPA®:15’s annual and periodic filings with the Commission, it has disclosed its exposure to foreign currencies and has also provided the exchange rate differences between relevant periods which it believes provides the reader of financial statements with a sufficient understanding of the impact of foreign currency on its financial statements. CPA®:15 respectfully refers the Staff’s attention to page 220 of the Joint Proxy Statement/Prospectus and/or page 47 of the Form 10-K for CPA®:15 which provides further analysis of CPA®:15’s foreign currency exposure.

Corporate Property Associates 16—Global Incorporated Financial Statements

Notes to Consolidated Financial Statements, page F-127

Note 8. Intangible Assets and Liabilities, page F-149

77.	Please tell us how your disclosure of intangible assets acquired complies with ASC Topic 350-30-50-1.a.

Response:

We have been informed that CPA®:16 will provide additional detail in its future filings to include a table of acquired intangible assets indicating the total amount assigned and the amount assigned to any major intangible asset class. The Staff is directed to Footnote 3 “Merger and UPREIT Reorganization” on page F-137 of the Joint Proxy Statement/Prospectus. We believe that the information provided in this footnote coupled with the information provided in Footnote 8 “Intangible Assets and Liabilities” provides the reader of the financial statements with sufficient information on the intangible assets acquired.

Part II Information Not Required in Prospectus

Item 21. Exhibits and Financial Statement Schedules

(a)	Exhibits, page II-3

78.	We note that you plan to file certain exhibits to your registration statement by amendment. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement, and we may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review. The draft should be filed as EDGAR correspondence.

Response:

The exhibits, including the opinions, will be provided as requested by the Staff in a future amendment.

U.S. Securities and Exchange Commission

May 4, 2012

Page Thirty

Signatures, page II-9

79.	We note on page 3 that the W.P. Carey board of directors immediately prior to the merger will serve as the full board for the surviving corporation. Please confirm that the current signatures represent a majority of the board or, alternatively, advise us whether you intend to appoint the remaining directors prior to effectiveness and whether a majority of your directors will sign a pre-effective amendment to the registration statement.

Response:

Prior to effectiveness, it is expected that the current directors of W. P. Carey who are not currently directors of W. P. Carey Inc. will be appointed to the board of directors of W. P. Carey Inc., and a majority of such directors will sign a pre-effective amendment to the registration statement.

Exhibit 99.5 – Consent of Deutsche Bank Securities Inc.

80.	We note that the consent is specifically limited to the initial filing. Please confirm that an updated consent will be filed with each subsequent amendment.

Response:

We hereby confirm that we expect to file an updated consent of Deutsche Bank with each subsequent amendment.

In responding to the Staff’s comments, W. P. Carey, W. P. Carey Inc. and CPA®:15 each acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact the undersigned or Christopher P. Giordano, Esq. of DLA Piper LLP (US), counsel to W. P. Carey, at (212) 335-4522.

Very truly yours,

/s/    Mark J. DeCesaris

Mark J. DeCesaris

cc:	Paul Marcotrigiano, Esq.

W. P. Carey & Co. LLC

Christopher P. Giordano, Esq.

Michael J. Stein, Esq

DLA Piper LLP (US)

Kathleen L. Werner, Esq.

Audrey S. Leigh, Esq.

Clifford Chance US LLP